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09055809

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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RECD S.E.C.
FEB 27 2009

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ______________ AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stout Risius Ross Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clayton + McKervey P.C. CPAs
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STOUT RISIUS ROSS ADVISORS, L.L.C.

FINANCIAL INFORMATION

YEARS ENDED
DECEMBER 31, 2008 AND 2007

CONTENTS

1

OATH OR AFFIRMATION

I, Richard J. Flynn, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of STOUT RISIUS ROSS ADVISORS, L.L.C., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Richard J. Flynn

Managing Director

Subscribed and sworn to before me this 25TH date of FEBRUARY 2009

Melissa E. Shrewsbury

Notary Public

OFFICIAL SEAL
MELISSA E SHREWSBURY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/10/12

This report contains (check all applicable boxes)

- ☑ (a) Facing Page
- ☑ (b) Statement of financial condition
- ☑ (c) Statement of income (loss)
- ☑ (d) Statement of cash flows
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation
- ☐ (m) A copy of the SIPC supplemental report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

OATH OR AFFIRMATION

I, Richard J. Flynn, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of STOUT RISIUS ROSS ADVISORS, L.L.C., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

____
Richard J. Flynn

Managing Director

Subscribed and sworn to before me
this _____ date of _____, 2009

____

Notary Public

This report contains (check all applicable boxes)

- ☑ (a) Facing Page
- ☑ (b) Statement of financial condition
- ☑ (c) Statement of income (loss)
- ☑ (d) Statement of cash flows
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation
- ☐ (m) A copy of the SIPC supplemental report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

3

STOUT RISIUS ROSS ADVISORS, L.L.C.

FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2008 and 2007

CONTENTS

Clayton & McKervey P.C. | CPAs

INDEPENDENT AUDITORS' REPORT

Members
STOUT RISIUS ROSS ADVISORS, L.L.C.
Southfield, Michigan

We have audited the accompanying statements of financial condition of STOUT RISIUS ROSS ADVISORS, L.L.C., (the "Company") as of December 31, 2008 and 2007, and the related statements of income (loss), changes in member's equity, and cash flows for the years ending December 31, 2008 and 2007, that is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position for STOUT RISIUS ROSS ADVISORS, L.L.C. at December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CLAYTON & McKERVEY, P.C.

Clayton & McKervey, P.C.

February 24, 2009

CLAYTON & MCKERVEY, P.C. www.claytonmckervey.com
2000 Town Center, Suite 1800 Southfield, Michigan 48075
PHONE 248.208.8860 FAX 248.208.9115

STOUT RISIUS ROSS ADVISORS, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

	2008	2007
ASSETS		
Cash and cash equivalents	$ 49,324	$ 219,015
Cash segregated under central registration depository	1,652	363
Billed and unbilled receivables from customers	13,091	31,825
Organizational costs (net of accumulated amortization of $11,745 for 2008 and $9,396 for 2007)	0	2,349
Prepaid expenses	4,760	10,119
TOTAL ASSETS	$ 68,827	$ 263,671

	2008	2007
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$ 142	$ 6,718
Due to parent	0	23,743
Accrued vacation and other	30,418	36,450
Member's equity	38,267	196,760
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 68,827	$ 263,671

The accompanying notes are an integral part of these financial statements.

STOUT RISIUS ROSS ADVISORS, L.L.C.
STATEMENTS OF LOSS
YEARS ENDED DECEMBER 31

	2008	2007
REVENUES:		
Investment banking	$ 497,502	$ 2,469,846
Interest income	1,327	25,460
Miscellaneous income	0	35,000
Total revenues	498,829	2,530,306
EXPENSES:		
Employee compensation and benefits	572,104	2,655,259
Advertising	27,340	245,060
Computer	9,377	34,055
Continuing education	1,336	13,793
Library and subscriptions	0	83,341
Amortization	2,349	2,348
Recruiting and employee relations	7,441	39,272
Unrecovered client costs	21,536	11,946
Management fees	0	200,000
Rent	0	95,683
Cell phones	0	13,751
Professional dues and licenses	16,304	12,907
Business insurance	935	933
Professional fees	56,516	37,311
Other	0	4,039
Total expenses	715,238	3,449,698
NET LOSS	$ (216,409)	$ (919,392)

The accompanying notes are an integral part of these financial statements.

STOUT RISIUS ROSS ADVISORS, L.L.C.
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31

Balance at January 1, 2007	$	133,702
Net loss for the year ended December 31, 2007		(919,392)
Capital contributed		982,450
Balance at December 31, 2007	**$**	**196,760**
Net loss for the year ended December 31, 2008		(216,409)
Capital contributed		57,916
Balance at December 31, 2008	**$**	**38,267**

The accompanying notes are an integral part of these financial statements.

STOUT RISIUS ROSS ADVISORS, L.L.C.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (216,409)	$ (919,392)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:		
Amortization	2,349	2,349
Net changes in assets and liabilities from operations:		
Cash segregated under central registration depository	(1,289)	791
Billed and unbilled receivables from customers	18,734	11,545
Prepaid expenses	5,359	1,081
Accounts payable	(6,576)	1,199
Accrued vacation and other	(6,032)	(101,675)
Due to parent	(23,743)	23,743
Net cash used in operating activities	(227,607)	(980,359)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed	57,916	982,450
Net cash provided by financing activities	57,916	982,450
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(169,691)	2,091
CASH AND CASH EQUIVALENTS		
Beginning of year	219,015	216,924
End of year	$ 49,324	$ 219,015

The accompanying notes are an integral part of these financial statements.

NOTE A: NATURE OF OPERATIONS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides investment banking and advisory services and has registered offices of Supervisory Jurisdiction in the States of Michigan and Illinois.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ownership/Financial Statement Presentation
STOUT RISIUS ROSS ADVISORS, L.L.C. is owned entirely by Stout Risius Ross, Inc. The financial statements do not include the accounts of Stout Risius Ross, Inc., nor any other companies owned directly or indirectly by it, nor have intercompany accounts and transactions been eliminated.

Use of Estimates
The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking
Investment banking revenues include fees earned from providing merger, acquisition, divestiture, corporate finance, and strategic advisory services.

Income Tax Status
The Company, with the consent of its member, has elected under the Internal Revenue Code to be a single member limited liability company and accordingly, all income or loss is included on the tax return of the parent company. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

Accounts Receivable
Management closely monitors on a continuous basis outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectable. The Company did not establish an allowance for the years ended December 31, 2008 or 2007.

Unbilled Receivables
Unbilled receivables represent amounts of revenue earned on completed contracts for which no invoices to customers have been issued. Management adjusts unbilled receivables for amounts that will not be fully collectable.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Emerging GAAP
The accounting principles governing the reported amounts, presentation, and related disclosures are subject to change from time to time based on new pronouncements and/or rules issued by various governing bodies.

In June 2006, the FASB released FASB Interpretation [FIN] No. 48, *Accounting for Uncertainty in Income Taxes.* FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards [SFAS] No. 109, *Accounting for Income Taxes.* When FIN 48 is implemented, reporting entities will utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position [FSP] FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, *Accounting for Contingencies.* Under SFAS No. 5, disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using SFAS No. 5, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 "Fair Value Measurements", and in February 2007, Statement of Financial Accounting Standards No. 159 "The Fair Value Option for Financial Assets and Liabilities". These Statements provide guidance on accounting for certain items at fair value in the financial statements. Statement No.'s 157 and 159 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not early adopted the provisions of this pronouncement and the effect on the Company's results of operations and financial position resulting from the adoption of this pronouncement has not been determined.

Revenue Recognition
Revenues include revenues and fees for merger and acquisition advisory services which are earned when services for the transactions are completed and the underlying transaction is closed.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Amortization
Organizational costs have been recorded and are being amortized on a straight line basis over five years.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
As a part of the basic financial statements, the SEC requires a statement showing the increases and decreases to subordinated liabilities for each year reported. No subordinated liabilities existed at any time during the year, and therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been prepared.

Advertising
The Company expenses advertising production costs as they are incurred. Total advertising expenses for the years ended December 31, 2008 and 2007 totaled $27,340 and $245,060, respectively.

NOTE C: CASH AND CASH EQUIVALENTS

The Company maintains its cash in a bank deposit account with a financial institution. The Federal Deposit Insurance Corporation insures up to $250,000 of the account. The bank accounts, at times, may exceed federally insured limits. The Company has not experienced any losses. Cash and cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

NOTE D: CASH SEGREGATED UNDER CENTRAL REGISTRATION DEPOSITORY

Cash of $1,652 and $363 was segregated and maintained under a separate account under an agreement with FINRA for the years ended December 31, 2008 and 2007, respectively. The account is established to pay for regulatory and customary expenses to comply with FINRA.

NOTE E: BANK LOANS

The Company's parent company, Stout Risius Ross, Inc., has entered into a loan agreement with a bank, whereas certain assets of the Company are collateral for this loan. The Company's parent company had $1,955,000 and $500,000 due to the bank for the years ended December 31, 2008 and 2007, respectively.

NOTE F: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2008, the Company had net capital of $18,764, which was $13,764 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital is 2.22 to 1. At December 31, 2007, the Company had net capital of $152,104, which was $147,104 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 0.46 to 1.

NOTE G: RELATED PARTY TRANSACTIONS

The Company has cost sharing agreements with its parent company and a company related through common ownership. The agreements can be terminated by any party. The Company entered into an expense agreement on September 1, 2007, with the parent in which the Company will only pay expenses that are exclusively attributable to the operations of the Company. The parent will be responsible for office supplies, computers and related technological support, banking fees, liability insurance, facility rent and utilities, telephones, taxes, marketing, general business and property insurance, administrative support and other expenses not directly attributable to the Company or not required by regulation to be paid by the Company directly. The parent paid approximately $4,800 from September 1 through December 31, 2007 and $13,200 for year ending December 31, 2008 per the terms of the expense agreement.

The previous expense agreement addressed expenses as follows:

- The Company shall reimburse the parent for all direct expenses such as licensing, registration fees, banking fees, professional fees, liability insurance, and other expenses directly attributable to the company.
- The Company shall pay the parent a monthly fee of $25,000 for 2007 for the reimbursement of shared expenses. These fees are for the costs of office facility rent and utilities, office supplies, computers and related technology support, telephones, taxes, marketing, general business and property insurance, and administrative support. The fee was terminated on September 1, 2007 when the Company and the parent reached a new expense agreement.

For the years ended December 31, 2008 and 2007, the Company paid $0 and $200,000, respectively, to its parent for shared expenses. In addition, as of December 31, 2008 and 2007, the Company had $0 and $23,743, respectively, due to its parent which is recorded in accounts payable.

NOTE H: SCHEDULE I

STOUT RISIUS ROSS ADVISORS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	2008	2007
Net capital		
Total member's equity	$ 38,267	$ 196,760
Deduct member's equity not allowable for net	0	0
Total member's equity qualified for net capital	38,267	196,760
Add:		
Subordinated borrowings allowable in computation of net capital	0	0
Other (deductions) or allowable credits	0	0
Total capital and allowable subordinated borrowings	38,267	196,760
Deductions and/or charges:		
Nonallowable assets:		
Cash segregated under central registration depository	(1,652)	(363)
Organizational costs	0	(2,349)
Billed and unbilled receivables from customers	(13,091)	(31,825)
Prepaid expenses	(4,760)	(10,119)
Secured demand note deficiency	0	0
Commodity future contracts	0	0
Other deductions or charges	0	0
	(19,503)	(40,656)
Other additions or charges	0	0
Net capital before haircuts on securities positions (tentative net capital)	18,764	152,104
Haircuts on securities		
Contractual securities commitments	0	0
Securities collateralizing secured demand notes	0	0
Trading and investment securities	0	0
	0	0
Net capital	$ 18,764	$ 152,104

NOTE H: SCHEDULE I, Continued

	2008	2007
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$ 142	$ 6,718
Due to parent	0	23,743
Accrued vacation and other	30,418	36,450
Drafts for immediate credit	0	0
Market value of securities borrowed for which no equivalent value is paid or credited	0	0
Other unrecorded amounts	0	0
Total aggregate indebtedness	$ 30,560	$ 66,911
Computation of basic net capital requirement Minimum net capital required:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 2,037	$ 4,461
Minimum dollar net capital requirement of reporting entity	5,000	5,000
Net capital requirement (greater of the two above amounts)	$ 5,000	$ 5,000
Excess net capital at 1,500 percent	$ 13,764	$ 147,104
Ratio: Aggregate indebtedness to net capital	2.22 to 1	0.46 to 1

No material differences exist between the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission on Schedule I in Note G and the broker-dealer's unaudited filing of Part IIA Quarterly 17a-5(a) FOCUS report for the period ending December 31, 2008.

NOTE I: REQUIRED SUPPLEMENTARY SCHEDULES

Certain supplementary schedules are required to be filed with the financial statements. These supplementary schedules are required to be presented in the format required by SEC rules and required to be filed as a part of the broker-dealer's FOCUS report. The following required supplementary schedules were not prepared because they did not apply:

- **Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 -** Pursuant to Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934, the Company is exempt from the reserve requirements set forth. The Company is a limited business and does not carry customer accounts.

- **Information Relating to Possession or Control Requirements Under Rule 15c3-3 -** This schedule discloses the number of security positions and the related market value of securities required to be in possession or control that had not been reduced to possession or control in the proper timeframe because (a) properly issued segregation instructions were not acted upon or (b) segregation instructions were not issued. The Company does not possess or control securities, therefore, this schedule does not apply.

- **Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act -** This schedule shows the computation of the amount of funds that must be segregated for customer's trading on U.S. commodity exchanges and the total funds segregated by the broker-dealer to meet those requirements. The secured amount schedule shows the computation of funds required to be set-aside in separate accounts for customers trading on non-U.S. commodity exchanges and the amount of funds in such separate accounts. The Company does not maintain any of these funds and therefore, this schedule does not apply.

Clayton & McKervey P.C.
CPAs

REPORT ON INTERNAL CONTROL

Members
STOUT RISIUS ROSS ADVISORS, L.L.C.
Southfield, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of STOUT RISIUS ROSS ADVISORS, L.L.C. (the "Company"), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

CLAYTON & MCKERVEY, P.C. www.claytonmckervey.com
2000 Town Center, Suite 1800 Southfield, Michigan 48075
PHONE 248.208.8860 FAX 248.208.9115

Members
STOUT RISIUS ROSS ADVISORS, L.L.C.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

CLAYTON & McKERVEY, P.C.

Clayton & McKervey, P.C.

February 19, 2009